

20008928

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-68855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torino Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Hirsch - 212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Sierra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torino Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FABIANO BORSATO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6275623
Qualified in New York County
My Commission Expires 01-28-2021

Notary Public

Signature

Chief Executive Officer

Title

Torino Capital LLC
Victor Sierra
CEO / Chairman

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Adeptus

CONFIDENTIAL TREATMENT REQUESTED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Torino Capital, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Torino Capital, LLC as of December 31, 2019, the related consolidated statements of operations, changes in member's equity (deficiency), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on Torino Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torino Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Torino Capital, LLC's financial statements. The supplemental information is the responsibility of Torino Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Torino Capital, LLC's auditor since 2011.

Adeptus Partners LLC

Adeptus Partners, LLC
New York, New York

March 2, 2020

Torino Capital, LLC
Consolidated Statement of Financial Condition
December 31, 2019

ASSETS	
Current assets:	
Cash	$ 13,430
Accounts receivable	43,886
Due from clearing brokers	90,182
Clearing deposit	250,726
Prepaid expenses	13,541
Total current assets	411,765
Other assets:	
Rental security deposits	93,043
Leased building, net of accumulated amortization	542,896
Premises and equipment, net of accumulated depreciation	46,037
Total other assets	681,976
TOTAL ASSETS	$ 1,093,741
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Current liabilities	
Accounts payable and accrued expenses	$ 54,774
Commissions payable	6,841
Current portion of lease liability	216,660
Total current liabilities	278,275
Long-term liabilities	
Subordinated borrowings	450,000
Lease liability	174,486
Total long-term liabilities	624,486
Total liabilities	902,761
Member's Equity	190,980
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,093,741

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Operations
For the Year Ended December 31, 2019

Revenue	
Trading profits	$ 1,992,439
Commissions	238,968
Other income	174,247
Total Revenue	2,405,654
Expenses	
Commission, salaries and benefits	1,399,412
Rent expense	174,291
Market research costs	284,116
Clearance charges	120,000
Interest Expense	22,710
Travel and entertainment	68,248
Professional fees	72,100
Subordinated loan interest expense	9,750
Depreciation and amortization	34,342
Compliance	70,234
Consulting	114,759
General and administrative	229,384
Total Expenses	2,599,346
Net loss	$ (193,692)

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance - December 31, 2018	$ (1,065,328)
Conversion of subordinated notes	1,450,000
Net loss	(193,692)
Balance - December 31, 2019	$ 190,980

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Subordinated borrowing at January 1, 2019	$ 1,800,000
Increases:	
Issuance of subordinated note	100,000
Decreases:	
Conversion of subordinated notes	(1,450,000)
Subordinated borrowings at December 31, 2019	$ 450,000

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (193,692)
Cash paid for amounts included in the measurement of lease liabilities	(25,330)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	34,342
Write-off of deferred rent	(33,742)
Net change in operating assets and liabilitites:	
Accounts receivable	(43,475)
Due from clearing brokers	81,555
Clearing deposit	(557)
Prepaid expenses	38,921
Accounts payable and accrued expenses	(112,671)
Commissions payable	(47,150)
Net cash used in operating activities	(301,799)
Cash flows from investing activities:	
Acquisition of premises and equipment	(13,818)
Cash flows from financing activities:	
Proceeds from issuance of subordinated note	100,000
Decrease in cash	(215,617)
Cash, December 31, 2018	229,047
Cash, December 31, 2019	$ 13,430
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 9,750
Supplemental disclosure of noncash investing activities:	
Adoption of ASC 824	$ (542,896)

During 2019, the Company converted $1,450,000 of subordinated notes to equity.

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC and its wholly-owned subsidiary (together, the Company) is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is a wholly-owned subsidiary of Torino Capital Group, LLC. During 2016, the Company formed a wholly-owned subsidiary, Torino Capital, S.A. (a South American corporation), which operates in the same capacity with Torino Capital, LLC.

The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Torino Capital, LLC and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(d) ACCOUNTING BASIS

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(e) ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability on its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019. The Company applied Transition Method B and recorded a ROU asset of $945,529 and a lease liability of $584,429 upon adoption at January 1, 2019, with an adjustment to opening member's equity in the amount of $126,420. The Company determined a discount rate of 4.00% to be used to calculate the lease liability.

(f) USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(h) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(i) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying consolidated financial statements. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states.

(j) SECURITIES VALUATION AND REVENUE RECOGNITION

Securities Valuation

The Company values its securities positions in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Revenue Recognition

In May 2014 FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company performed an assessment of its revenue contracts and did not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

The Company records proprietary transactions, commission revenue and related clearing expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

(k) SUBEQUENT EVENTS

For the period ended December 31, 2019, the Company has evaluated subsequent events for potential recognition or disclosure through March 2, 2020, the date the consolidated financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $324,516 and $250,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2019, the Company's net capital ratio was 0.1899 to 1.

Note 3. DUE FROM CLEARING BROKERS

The Company is an introducing broker that clears its customer securities transactions through its clearing broker on a fully disclosed basis. The Company pays its clearing brokers fixed ticket charges for clearing its transactions and other expenses such as foreign transaction fees. At December 31, 2019, $90,182 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to its clearing broker.

Note 4. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing brokers involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 5. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2019 consists of the following:

Leasehold improvements	$ 16,892
Computers and equipment	131,083
Furniture and fixtures	71,708
	219,683
Less: Accumulated depreciation and amortization	(173,646)
Premises and equipment, net	$ 46,037

Note 6. LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The

Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

In November 2016, the Company entered into 5-year and 1-month lease agreement starting February 1, 2017 and expiring February 28, 2022, with an annual rental rate of $216,660, subject to increases due to electricity or other adjustments.

Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2020	$ 216,660
2021	216,660
2022	36,110
Total payments	$ 469,430
Less discount rate	78,284
Lease liability	$ 391,146

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$391,146
Total lease cost	$391,146

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating lease right to use asset	$945,529
Operating lease liability	$391,146

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liability:

Operating cash flow from operating lease	$25,330

ROU asset obtained in exchange for lease obligation:

Operating lease	$945,529

Reductions to ROU assets resulting from reductions to lease obligation:

Operating lease	$402,633

Weighted average remaining lease term:

Operating lease	$216,660

Cash paid for amounts included in the measurement of lease liability:

Operating lease	4.00%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The Company leases space for their office in Caracas, Venezuela. There is no formal lease agreement and they are billed on a month-to-month basis with installments of approximately $700.

Rent charged to expense for the Company's facilities for the year ended December 31, 2019 was approximately $174,291.

Note 7. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2019, are listed in the following:

Subordinated note, 14 percent, due February 12, 2021	$ 450,000

The subordinated borrowing is with their ultimate parent and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreement due on February 12, 2021.

The fair value of subordinated borrowings is $450,000.

During 2019, the Company converted $1,450,000 of subordinated notes to equity.

Note 8. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Participants may contribute a pre-tax percentage of their salary as defined, subject to Internal Revenue Code limitations. The Company matches contributions on a discretionary basis as determined by the sole Member. The Company did not make any matching contributions for the year ended December 31, 2019. Therefore, the was no amount charged to expense for the plan for the year ended December 31, 2019

Note 9. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ --	$ --	$ --

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2019.

The Company's financial instruments, including cash, due from clearing brokers, other assets, payables, subordinated borrowings and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Torino Capital, LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
For the Year Ended December 31, 2019

Member's Equity	$	190,980
Add:		
Subordinated borrowings allowable in computation of net capital		450,000
Deductions/charges:		
Nonallowable assets:		
Premises and equipment, net and leased building, net		197,787
Receivables from non-customers		12,093
Other assets		106,584
Total debits		316,464
Net capital before haircuts		324,516
Haircuts on securities positions		-
Net Capital		324,516
Minimum requirements of 6-2/3% of aggregate indebtedness of $61,615 or SEC requirement of $250,000, whichever is greater		250,000
Excess in net capital	$	74,516
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	54,774
Commissions payable		6,841
Deferred rent		-
Total aggregate indebtedness	$	61,615
Ratio of Aggregate Indebtedness to Net Capital		0.1899 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm on page 1.



Torino Capital, LLC – **Exemption Report**

Torino Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240. 15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions under 17 C.F.R. §240. 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Victor Sierra, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: ______________________________

Victor Sierra
Chief Executive Officer
Torino Capital LLC

Torino Capital LLC
Victor Sierra
CEO / Chairman

800 3rd Avenue, 37th FL, New York, NY 10022. Tel: 212- 661-2400 / Fax: 646-375-3190


Adeptus

CONFIDENTIAL TREATMENT REQUESTED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Torino Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torino Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torino Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Torino Capital, LLC stated that Torino Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Torino Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Torino Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

Adeptus Partners, LLC
New York, New York

March 2, 2020



Adeptus

CONFIDENTIAL TREATMENT REQUESTED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Torino Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Torino Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Torino Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Torino Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Torino Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Torino Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

Adeptus Partners, LLC
New York, New York

March 2, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******506*******************ALL FOR AADC 100
68856 FINRA DEC
TORINO CAPITAL LLC
800 3RD AVE 37TH FL
NEW YORK, NY 10022-7849

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3396

B. Less payment made with SIPC-6 filed (exclude interest) (1896)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1500

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1500

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TORINO CAPITAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of FEBRUARY, 20 20

CHIEF OPERATING OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2405654

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 120000

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 21324

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (i) or (ii) — 21324

Total deductions — 141324

2d. SIPC Net Operating Revenues — $ 2264330

2e. General Assessment @ .0015 — $ 3396

(to page 1, line 2.A.)